As filed with the Securities and Exchange Commission on October 31, 2022

Registration No. 333-[•]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________________________

Form F-7

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

___________________________________

NXT Energy Solutions Inc.
(Exact name of Registrant as specified in its charter)

Alberta	1382	None
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if any)

Suite 302, 3320 17th Avenue SW

Calgary, Alberta T3E 0B4

Canada

(403) 264-7020

(Address and telephone number of Registrant’s principal executive offices)

DL Services Inc.

701 Fifth Avenue, Suite 6100

Seattle, WA 98104

(206) 903-2372

 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

___________________________________

Copies to:

Kimberley R. Anderson Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 (206) 903-8803	Eugene Woychyshyn Vice President Finance & CFO NXT Energy Solutions Inc. Suite 302, 3320 17 Avenue SW Calgary, Alberta T3E 0B4 Canada (403) 206-0805	Kirsty Sklar Norton Rose Fulbright Canada LLP 400 3rd Avenue SW, Suite 3700 Calgary, Alberta T2P 4H2 Canada (403) 267-9574

___________________________________

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the filing of the next amendment to this registration statement.

___________________________________

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

___________________________________

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per common share (1)	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee (2)
Common Shares	22,238,553	U.S.$0.1321	U.S.$2,937,713	U.S.$398

(1)	Based on the Canadian offering price of Cdn$0.18 converted using the daily exchange rate as published by the Bank of Canada on October 28, 2022 of U.S. $1.00 = C$1.3615

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to General Instruction II.F.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I—INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

Rights Offering Circular and Notice of Rights Offering, attached hereto.

Item 2. Informational Legends

See the Rights Offering Circular, attached hereto.

Item 3. Incorporation of Certain Information by Reference

None

Item 4. List of Documents Filed with the Commission

The documents filed with the United States Securities and Exchange Commission as part of this registration statement are listed in the Rights Offering Circular under the caption “Documents Filed as Part of the Registration Statement”.

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PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 4:30 P.M. (CALGARY TIME) ON WEDNESDAY NOVEMBER 30, 2022.

This rights offering circular (“Circular”) is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this Circular. Any representation to the contrary is an offence.

This is the Circular we referred to in the rights offering notice (the “Notice”), dated October 31, 2022, which you will receive in the mail. Your rights instruction and relevant forms will be enclosed with the Notice. This Circular should be read in conjunction with the Notice and NXT Energy Solutions Inc. (“NXT”, the “Company”, or, the “Issuer”) continuous disclosure prior to making an investment decision.

The offer of these securities is made in all provinces of Canada, in certain states in the United States, and in all jurisdictions outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the such jurisdiction or the filing of any document by NXT in the such jurisdiction in connection with this offering (the “Qualified Jurisdictions”). In addition, the offering is not being made in jurisdictions where NXT is not eligible to make such offer (the “Non-Participating Jurisdictions”). See “What are the Qualified Jurisdictions in the United States?”

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Form 45-106F14

Rights Offering Notice for Reporting Issuers

1.	Basic information
NXT Energy Solutions Inc. Notice to security holders – October 31, 2022

We currently have sufficient working capital to last two months. We require 100% of the offering to maintain current operations for 9 months.

2.	Who can participate in the rights offering?

Each registered holder of common shares of NXT (Shareholder of Record) as at the close of business (5:00 p.m. Calgary time) on Monday, November 7, 2022 (the Record Date) may participate in the Rights Offering.

3.	Who is eligible to receive rights?

The rights will be offered to registered shareholders (Eligible Holders) in each province and territory of Canada in each state of the United States, except Arizona, Arkansas, Minnesota, Ohio, Utah and Wisconsin, and in all jurisdictions outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in such jurisdiction or the filing of any document by NXT in such jurisdiction in connection with this offering. In certain states, such as California, the rights may only be exercised by shareholders to which solicitations may be addressed without registration under the relevant state securities exemptions.(the Qualified Jurisdictions).

4.	How many rights are we offering?

We are offering a total of 65,603,732 rights.

5.	How many rights will you receive?

Each Shareholder of Record will receive one (1) Right for every one (1) Common Share held on the Record Date.

6.	What does one right entitle you to receive?

2.95 Rights will entitle the holder thereof to purchase one Rights Share (the Basic Subscription Privilege). In the event that a Shareholder exercises the Basic Subscription Privilege in respect of all of the Rights issued to such Shareholder, the Shareholder may subscribe for additional Rights Shares (Additional Shares), if available, at the Subscription Price: $0.18 per rights share, or $0.061 per right.

7.	How will you receive your rights?

If you are a registered holder of common shares, a DRS instruction (a Rights Instruction) representing the total number of rights that you are entitled to as at the Record Date is enclosed with this notice.

You are a beneficial holder of common shares if you hold your shares through a securities broker or dealer, bank or trust company or other participant (called a Participant) in the book-based system administered by CDS Clearing and Depository Services Inc. (CDS). The total number of rights to which all beneficial Eligible Holders as at the Record Date are entitled will be issued to and deposited with CDS following the Record Date. If you are a beneficial Eligible Holder, we expect you will receive a confirmation of the number of rights issued to you from the applicable Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding rights.

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8.	When and how can you exercise your rights?

In order to exercise the Rights represented by the Rights Instruction, a holder of Rights must complete and deliver the Rights Instruction to Computershare Investor Services Inc. (the Rights Agent) in the manner and upon the terms set out in the Rights Instruction. By completing the appropriate form appearing on the front of the Rights Instruction in accordance with the instructions outlined on the Rights Instruction, a Rights Instruction holder may: (i) subscribe for Rights Shares (Box 1); (ii) subscribe for Additional Shares (Box 2); (iii) sell or transfer Rights; or (iv) divide or combine the Rights Instruction (see instructions enclosed with the Rights Instruction).

Rights Instructions will expire and be of no value unless they are returned with a properly completed Box 1 or 2, as the case may be, and received with payment for the Rights Shares subscribed for, at the office of the Rights Agent located at the Applicable Subscription Office, Attention: Corporate Actions, before the Expiry Time on the Expiry Date. The address of the Rights Agent is: if by hand, courier or registered mail: 100 University Avenue, Toronto, Ontario, M5J 2Y1 8th Floor Corporate Actions or by mail to P.O. Box 7021, 31 Adelaide St E, Toronto, ON, M5C 3H2, Attention: Corporate Actions. The Rights Agent may be reached toll free at 1-800-564-6253.

If you are a beneficial holder of common shares, you must arrange exercises, transfers or purchases of rights through your Participant on or before 4:30 p.m. on November 25 or such earlier time as required by your Participant. We expect that each beneficial Eligible Holder will receive a customer confirmation of issuance or purchase, as applicable, from their Participant through which the rights are issued in accordance with the practices and policies of such Participant.

The offer and sale of the common shares issuable upon exercise of the Rights within the United States is being registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin) may restrict exercise of the Rights. In certain states, including California, the Rights may only be exercised by shareholders to which solicitations may be addressed without registration under the relevant state securities laws (“Eligible U.S. Institutions”). Shareholders resident in, or that hold their securities for the account or benefit of any person in, any such jurisdiction that wish to determine if they are Eligible U.S. Institutions should contact NXT Energy Solutions Inc. as noted below. Holders in, or that hold their securities for the account or benefit of any person in, such jurisdictions that are not Eligible U.S. Institutions will not be permitted to exercise their Rights but may transfer the Rights outside of the United Sates in accordance with Regulation S under the U.S. Securities Act.

9.	What are the next steps?

This document contains key information you should know about NXT Energy Solutions Inc. You can find more details in the issuer’s rights offering circular. To obtain a copy, visit NXT Energy Solutions Inc.’s profile on the SEDAR website, visit http://www.nxtenergy.com, ask your dealer representative for a copy or contact Eugene Woychyshyn at +1 403 206 0805 or nxt_info@nxtenergy.com. You should read the rights offering circular, along with NXT Energy Solutions Inc.’s continuous disclosure record, to make an informed decision.

DATED October 31, 2022

/s/ Eugene Woychyshyn
Eugene Woychyshyn Vice President of Finance and Chief Financial Officer NXT Energy Solutions Inc.

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RIGHTS OFFERING CIRCULAR	October 31, 2022

NXT ENERGY SOLUTIONS INC.

302, 3320 17th Ave S.W.

Calgary, AB, T3E 0B4

We currently have sufficient working capital to last two months. We require 100% of the Offering to meet our anticipated obligations for the next 9 months for commencing SFD® surveys and for General and Administrative overhead (“G&A”) assuming no other sources of cash inflow during this period. There is no minimum subscription requirement. NXT has secured the support of the Chairman & Chief Executive Officer, the Chief Financial Officer & VP of Finance, and several directors to support this Rights Offering, each of whom will participate.

NXT is a Calgary-based technology company whose proprietary and patented Stress Field Detection (“SFD®”) survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method, which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables NXT’s clients to focus their exploration decisions concerning land commitments, data acquisition expenditures, and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT. NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Summary of Offering

Number of Rights	65,603,732
Record Date	November 7, 2022
Time & Date of Expiry of Offer	4:30 pm (Calgary time) November 30, 2022
Basic Subscription Privilege	1 common share = 1 Right (as defined herein) 2.95 Rights = 1 Rights Share (as defined herein)
Exercise Price per Right	$0.061 per Right
Subscription Price per Rights Share	$0.18 per Rights Share
Maximum # of Securities Issuable / Proceeds (1)	22,238,553 Rights Shares for $4,000,000 if 100% of Offering (as defined herein) is subscribed.
Estimated Expenses of Offering	$70,000
Minimum proceeds	Zero
Additional Subscription Privilege	Yes - See “Additional Subscription Privilege” section

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(1) Based on stated intention of insiders (as defined in applicable Canadian securities legislation) upon due inquiry, it is expected that the maximum number of securities issuable and proceeds is estimated to be 12,409,555 shares for $2,163,720 after taking into account those insiders who do not intend to participate and assuming 100% participation from all other Shareholders (as defined herein) that are not insiders. Taking into account insiders that do not intend to participate, the maximum participation rate that can be achieved is 55.8% assuming no Additional Subscription Privileges requested by any Shareholders. 55.8% of the Offering would provide the Company with an additional four months of funds to be able to commence SFD® surveys and for G&A costs.

This rights offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the issuer is organized under the laws of Alberta, Canada, that a majority of its directors and officers named in this Circular are residents of countries other than the United States, and that a substantial portion of the assets of the Issuer and of said persons are located outside the United States.

THE SECURITIES OFFERED BY THIS CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All amounts herein are presented in Canadian dollars, unless otherwise stated. All amounts converted to or from U.S. dollars are calculated using a CAD/USD exchange rate of 1.36.

Why are you reading this Circular?

NXT is issuing to the holders (the “Shareholders”) of its outstanding common shares (the “Common Shares”) at the close of business (Calgary time) on November 7, 2022 (the “Record Date”) an aggregate of 65,603,732 transferable rights (each, a “Right”) to subscribe for an aggregate of 22,238,533 Common Shares (the “Rights Shares”) on the terms set forth herein (the “Offering”).

NXT has taken the decision to proceed with the Offering as it provides the existing Shareholders with the opportunity to participate at a discount to market price without experiencing dilution. In addition, certain of NXT’s U.S. based Shareholders are prevented from participating in any other form of equity issuance by their governing documents. The Offering permits over-subscription, and therefore allows parties who are not current Shareholders to purchase and exercise Rights if available in the market.

This Circular describes details of the Offering and is referred to in the Notice that you will receive regarding the Offering.

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Enquiries relating to this Offering should be directed to the Company as follows: Eugene Woychyshyn, VP Finance & Chief Financial Officer, telephone + 1 403 206 0805.

NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

What is being offered?

An aggregate of 65,603,732 Rights are being issued by the Company to purchase an aggregate of 22,238,553 Rights Shares. Rights will be evidenced by DRS Rights instructions in registered form (each, a “Rights Instruction”). Each Shareholder of record at the close of business (Calgary time) on the Record Date, being November 7, 2022, will receive one (1) Right for every one (1) Common Share held on the Record Date.

What do 2.95 Rights entitle you to receive?

2.95 Rights will entitle the holder thereof to purchase one Rights Share (the “Basic Subscription Privilege”). In the event that a Shareholder exercises the Basic Subscription Privilege in respect of all of the Rights issued to such Shareholder, the Shareholder may subscribe for additional Rights Shares (“Additional Shares”), if available, at the Subscription Price (the “Additional Subscription Privilege”)(see “What is the Additional Subscription Privilege and how can you exercise this privilege?”).

What is the subscription price?

A holder of 2.95 Rights must pay $0.18 (the “Subscription Price”) to exercise the Rights and purchase one (1) Rights Share. On October 28, 2022, being the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) was $0.235 per share.

When does the Offering expire?

The Offering will expire at 4:30 p.m. (Calgary time) (the “Expiry Time”) on November 30, 2022 (the “Expiry Date”). Rights not exercised at or before the Expiry Time will be void and of no value.

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What are the significant attributes of the Rights issued under the Offering and the Rights Shares to be issued upon the exercise of the Rights?

The Rights permit the holders thereof to purchase from NXT an aggregate of up to 22,238,553 Common Shares until the Expiry Time on the Expiry Date. During this period, the Rights will trade on the TSX and holders of Rights may sell their Rights through facilities of the TSX. A Right does not entitle the holder thereof to any rights whatsoever as a security holder of NXT other than the right to subscribe for and purchase Common Shares on the terms and conditions described in this Circular. The Rights will be evidenced by Rights Instructions. Every 2.95 Rights will entitle the holder thereof to subscribe for one (1) Rights Share at the Subscription Price prior to the Expiry Time on the Expiry Date. As at the date of this Circular, there are 65,603,732 Common Shares issued and outstanding. Shareholders are entitled to (i) one vote per Common Share held at Shareholders meetings; (ii) dividends if, as and when declared by the Company’s board of directors; and (iii) in the event of a liquidation, dissolution or winding-up of the Company, to receive such assets of NXT as are distributable to the Shareholders.

What are the minimum and maximum numbers or amount of Rights Shares that may be issued under the Offering?

The Offering is not subject to any minimum subscription level. Assuming the exercise of all Rights, a maximum of 22,238,553 Rights Shares will be issued in connection with the Offering (subject to adjustment for rounding). There is no backstop arrangement in place for the Offering and no standby commitment. Based on the stated intentions of insiders and assuming 100% participation from all other shareholders, the maximum securities issuable and net proceeds is estimated to be 12,409,555 shares for $2,163,720.

Where will the Rights and the Rights Shares issuable upon exercise of the Rights be listed for trading?

The Common Shares are listed on the TSX under the trading symbol “SFD” and will commence trading “Ex Rights” on November 4, 2022. The Rights will be listed and posted for trading on the TSX under the trading symbol “SFD.RT” on November 4, 2022, until 12:00 pm (noon) ET (Toronto time) on November 30, 2022.

What will NXT’s available funds be upon closing of the Offering?

NXT estimates that it will have the following funds available after giving effect to the Offering:

		Assuming 15% of the Offering	Assuming 50% of the Offering	Assuming 75% of the Offering
A	Amount to be raised by the Offering	$600,000	$2,000,000	$3,000,000
B	Selling commissions and fees	Nil	Nil	Nil
C	Estimated offering costs (e.g., legal, accounting, audit)	$70,000	$70,000	$70,000
D	Available funds: D = A – (B +C)	530,000	1,930,000	2,930,000
E	Additional sources of funding required	Nil	Nil	Nil
F	Working capital deficiency(1)	Nil	Nil	Nil
G	Total: G = (D+E) – F	$530,000	$1,930,000	$2,930,000

(1)	As reported at June 30, 2022

How will NXT use the available funds?

The Company requires funds to support the working capital requirements to commence SFD® surveys and for G&A. Recent initiatives to reduce the G&A and defer cash payments, have been undertaken and resulted in savings, however in order to support the business until a contract is awarded, further funding is required.

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Should the Offering provide only 15% of the offering, the Company would continue its initiative to reduce G&A and defer cash payments until an SFD® survey was awarded. Additional sources of capital would be required in January 2023 if no SFD® survey contract has been commenced by that time. Should the Offering provide only 50% of the offering, the Company would continue its initiative to reduce G&A and defer cash payments until an SFD® survey was awarded. Additional sources of capital would be required in March 2023 if no SFD® survey contract has been commenced by that time. Should the Offering provide only 75% of the offering, the Company would continue its initiative to reduce G&A and defer cash payments until an SFD® survey was awarded. Additional sources of capital would be required in May 2023 if no SFD® survey contract has been commenced by that time.

NXT continues to develop its pipeline of opportunities to secure new SFD® survey revenue contracts and anticipates completion of negotiations in the fourth quarter of 2022 for some of the opportunities in its pipeline.

In the event the Offering does not provide sufficient working capital and no new SFD® survey contracts are secured, the Company may seek alternative sources of funding including private placement equity issuances or debt financing.

	Description of intended use of available funds listed in order of priority:	Assuming 15% of the Offering	Assuming 50% of the Offering	Assuming 75% of the Offering
A	SFD® related costs and G&A	$530,000	$1,930,000	$2,930,000
	Total: Equal to G in the available funds in item 18	$530,000	$1,930,000	$2,930,000

How long will the available funds last?

The Company has sufficient working capital to support less than two months of G&A costs. If only 15% of the Offering is taken up, this will provide the Company with an additional one month of G&A costs, for a total of three months. If 50% of the Offering is taken up, this will provide the Company with an additional three months of G&A costs, for a total of four months. The Offering alone, if fully subscribed, will provide the funds required to meet all of the Company’s working capital requirements for approximately nine months, excluding existing cash resources. Since the insiders of the Company have indicated their intention to participate on a limited basis, the maximum proceeds that could be received would be 55.8% of the Offering, assuming there are no Additional Subscription Privileges requested. 55.8% of the Offering would provide the Company with an additional four months of G&A costs.

The Company will continue to pursue contracts with major NOCs, while also focusing on the independent oil and gas companies, but there is no assurance those transactions will be completed. The goal of the Company is to be self-sustaining by the end of 2023.

No other sources of financing have been arranged as of the date of this Circular.

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NXT’s primary business model is to earn revenues by conducting SFD® surveys for clients on a fee-for-service basis. As of the date of this Circular the Company is in the later stages of negotiations with several entities and anticipates completing the negotiations in the fourth quarter of 2022. In the event the Offering does not provide sufficient working capital and no new SFD® survey contracts are secured, the Company may seek alternative sources of funding including private placement equity issuances or debt financing.

Soliciting Dealer Group

The Company has not retained a manager to form a soliciting dealer group to solicit the exercise of Rights and the Company will not pay any commission, fee or other remuneration to any person in connection with the obtaining of subscriptions for Shares pursuant to the exercise of Rights.

Will insiders be participating?

As at the date hereof, seven insiders of the Company, own or exercise control or direction over, directly or indirectly, 29,987,073 Common Shares, representing approximately 45.7% of the issued and outstanding Common Shares.

Mr. George Liszicasz, Chairman and Chief Executive Officer of the Company has indicated to the Company his intention to participate in the Offering to the extent of $15,000.

Mr. Eugene Woychyshyn, Vice president of Finance and Chief Financial Officer of the Company has indicated to the Company his intention to participate in the Offering to the extent of $15,000.

Three directors, Messrs. Ingriselli, Sheehan and Wilcox have indicated they will participate in the Offering to the extent of approximately a total of $30,500.

Name	Holdings before the Rights Offering (¹)	Holdings after the Rights Offering(2)
George Liszicasz	15,413,017 common shares or 23.5%	15,496,404 common shares or 23.5%
Eugene Woychyshyn	263,876 common shares or 0.4%	347,209 common shares or 0.5%
Frank Ingriselli	50,000 common shares or 0.1%	69,444 common shares or 0.1%
Gerry Sheehan	0 common shares or 0.0%	74,444 common shares or 0.1%
Bruce G. Wilcox	410,000 common shares or 0.6%	485,556 common shares or 0.7%

(1) Based on the 65,603,732 Common Shares issued and outstanding as of the date hereof.

(2) Assuming that no person acquires Common Shares under the Rights Offering other than the insiders.

The remaining insiders do not intend to participate.

In the event that these five Shareholders purchase 336,111 Rights Shares pursuant to the Basic Subscription Privilege, these Shareholders would own an aggregate of 16,473,058 Common Shares. If no other Shareholders were to exercise Rights under the Offering, these Shareholders would increase their ownership of the Common Shares to approximately 25.0% of the outstanding Common Shares after completion of the Offering.

This reflects the intentions of such insiders as of the date hereof to the extent such intentions are reasonably known to the Company, however, such insiders may alter their intentions before the Expiry Time on the Expiry Date. No assurance can be given that the respective insiders will exercise their Rights to acquire Rights Shares.

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Who are the holders of 10% or more of the Common Shares before and after the Offering?

To the knowledge of the directors and executive officers of NXT, as at the date hereof, no person or company beneficially owns, directly or indirectly, or controls or directs more than 10% of any class of voting securities of the Company, other than as set out below.

Shareholder	Holdings before the Offering	Percentage before the Offering	Holdings after the Offering	Percentage after the Offering (1)
George Liszicasz	15,413,017	23.49%	15,496,404	23.50%
Alberta Green Ventures Limited Partnership	6,908,757	10.53%	6,908,757	10.47%

Notes:

(1)	Assumes the insiders participate as indicated above.

If you do not exercise your Rights, by how much will your security holdings be diluted?

If you fail to exercise your Rights and all other Shareholders fully exercise their Basic Subscription Privilege, your percentage ownership of the Common Shares will be diluted by approximately 25.3%.

If you wish to retain your current percentage ownership of the Common Shares, you should exercise your Rights and pay the Subscription Price for the Rights Shares to which you are entitled under the Basic Subscription Privilege.

How does a security holder that is a registered holder participate in the Offering?

The Notice for the Offering has been sent to Shareholders in the Qualified Jurisdictions. For Common Shares held in registered form, a Rights Instruction evidencing the number of Rights to which a Shareholder is entitled has been included with the Notice. In order to exercise the Rights represented by the Rights Instruction, a holder of Rights must complete and deliver the Rights Instruction to the Rights Agent in the manner and upon the terms set out in the Rights Instruction.

Each Rights Instruction indicates the number of Rights to which the Rights Instruction holder is entitled. By completing the appropriate form appearing on the front of the Rights Instruction in accordance with the instructions outlined on the Rights Instruction, a Rights Instruction holder may: (i) subscribe for Rights Shares (Box 1); or (ii) subscribe for Additional Shares (Box 2); (iii) sell or transfer Rights; or (iv) divide or combine the Rights Certificate (see instructions enclosed with the Rights Instruction).

Rights Instructions will expire and be of no value unless they are returned with a properly completed Box 1 or 2, as the case may be, and received with payment for the Rights Shares subscribed for, at the office of the Computershare Investor Services Inc. (the “Rights Agent”) located at the Applicable Subscription Office, Attention: Corporate Actions, before the Expiry Time on the Expiry Date.

The address of the Rights Agent is: if by hand, courier or registered mail: 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1 Corporate Actions or by mail to P.O. Box 7021, 31 Adelaide St E, Toronto, Ontario, M5C 3H2, Attention: Corporate Actions. The Rights Agent may be reached toll free at 1-800-564-6253.

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The Subscription Price may be paid by certified cheque, bank draft or money order made payable to “Computershare Investor Services Inc.” All payments, together with Box 1 or Box 2 duly completed on the Rights Instruction, must be received by the Rights Agent at or before the Expiry Time on the Expiry Date.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscriptions will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding. All subscriptions are irrevocable. The Company reserves the absolute right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Rights Shares pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. The Company is not nor will be under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice.

Rights Instructions issued upon exercise of Rights in accordance with the Offering, including Rights Shares purchased through the Additional Subscription Privilege, will be registered in the name of the person to whom the Rights Instruction was issued or to whom the Rights were transferred in accordance with the terms thereof, and mailed to the address of the subscriber for the Rights Shares as stated on the Rights Instruction, unless otherwise directed, as soon as practicable after the Expiry Date. Once mailed or delivered in accordance with the instructions of the subscriber, the Company assumes no further responsibility for the Rights Share certificates.

How does a security holder that is not a registered holder participate in the Offering?

For Common Shares held through a securities broker or dealer, bank or trust company, CDS Clearing and Depository Services Inc. (“CDS”) participant (a “CDS Participant”), or a Depository Trust Company (“DTC”) participant (a “DTC Participant”, together with CDS Participant, a “Participant”) in the book-based system administered by CDS or DTC, a Shareholder may subscribe for Rights Shares by instructing the Participant holding the Shareholder’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Rights Share subscribed for to such Participant in accordance with the terms of the Offering. A Shareholder wishing to subscribe for Additional Shares pursuant to the Additional Subscription Privilege must forward its request to the Participant that holds the subscriber’s Rights prior to the Expiry Time on the Expiry Date, along with payment for the number of Additional Shares requested. Any excess funds will be returned by mail or credited to the Shareholder’s account with its Participant without interest or deduction. Subscriptions for Rights Shares made through a Participant will be irrevocable and Shareholders will be unable to withdraw their subscriptions for Rights Shares once submitted. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time on the Expiry Date.

Only registered Shareholders will be provided with Rights Instructions. For all non-registered, beneficial Shareholders who hold their Common Shares through a Participant in the book-based systems administered by CDS or DTC, a global certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to, and deposited with, CDS or DTC. The Company expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Shareholders who hold their Common Shares through a Participant must arrange for exercises, purchases or transfers of Rights through their Participant and should contact the Participant to instruct them accordingly. It is anticipated by the Company that each purchaser of Rights or Rights Shares will receive a customer confirmation of issuance or purchase, as applicable, from the Participant through which such Rights are issued or such Rights or Rights Shares are purchased in accordance with the practices and policies of such Participant.

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Beneficial Shareholders in the Qualified Jurisdictions may also accept the Offering in the Qualified Jurisdictions by following the procedures for book-based transfer, provided that a confirmation of the book-based transfer of their Rights through CDS or DTC on-line tendering system into the Company’s account at CDS or DTC, is received by the Company prior to the Expiry Time on the Expiry Date. The Company has established an account at CDS or DTC for the purpose of the Offering. Any financial institution that is a Participant may cause CDS or DTC to make a book-based transfer of a holder’s Rights into the Company’s account in accordance with CDS or DTC procedures for such transfer. Delivery of Rights using the CDS or DTC book-based transfer system will constitute a valid tender under the Offering.

Beneficial Shareholders in the Qualified Jurisdictions, through their respective Participants, who utilize the CDS or DTC on-line system to accept the Offering through a book-based transfer of their Rights into the Company’s account with CDS or DTC are deemed to have completed a Rights Instruction and therefore such instructions received by the Company are considered as a valid tender in accordance with the terms of the Offering.

The Company will not have any liability for: (i) the records maintained by CDS or DTC or Participants relating to the Rights or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to such Rights; or (iii) any advice or representations made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC or any action to be taken by CDS, DTC or their Participants.

Who is eligible to receive Rights?

The Offering is only being made to Shareholders resident in the Qualified Jurisdictions (see “What are the Qualified Jurisdictions in the United States?”). The Rights and Rights Shares issuable upon exercise of the Rights are not being offered to persons who are or appear to be, or the Company has reason to believe are, resident in any Non-Participating Jurisdictions other than the Qualified Jurisdictions, or in respect of exempt transactions under other applicable legislation (the “Exempt Transactions”) nor will the Company accept subscriptions from any Shareholder or from any transferee of Rights who is or appears to be, or who the Company has reason to believe is, resident in a Non-Participating Jurisdiction other than in respect to Exempt Transactions. Rights Instructions will not be distributed to any Shareholders whose addresses of record are in any Non-Participating Jurisdictions other than in respect to Exempt Transactions (“Ineligible Shareholders”). Rights may not be exercised by or on behalf of an Ineligible Shareholder. Participants may not issue Rights to Ineligible Shareholders. Instead, Ineligible Shareholders will be sent a letter advising them that their rights will be held by the Rights Agent, who will hold such rights as agent for the benefit of all Ineligible Holders.

Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Company. A registered Ineligible Shareholder whose address of record is outside the Qualified Jurisdictions but who holds Common Shares on behalf of a holder who is eligible to participate in the Offering must notify the Company, in writing, on or before the tenth day prior to the Expiry Date if such beneficial holder wishes to participate in the Offering. Following such date, the Rights Agent for the account of Ineligible Shareholders will, prior to the Expiry Time, attempt to sell the rights allocable to such Ineligible Shareholders and evidenced by Rights Instructions in the possession of the Rights Agent on such date or dates and at such price or prices as the Rights Agent shall determine in its sole discretion.

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No charge will be made for the sale of such Rights by the Rights Agent except for a proportionate share of any brokerage commissions incurred by the Rights Agent and the costs of or incurred by the Rights Agent in connection with the sale of the Rights. Ineligible Holders will not be entitled to instruct the Rights Agent in respect of the price or the time at which the Rights are to be sold. The Rights Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Rights Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, of the Canadian tax required to be withheld, will be divided on a pro rata basis among such Ineligible Holders and delivered by mailing cheques (in CAD) of the Rights Agent therefor as soon as practicable to such Ineligible Holders at their addresses recorded on the books of the Company. Amounts of less than $10.00 will not be remitted. The Rights Agent will act in its capacity as agent of the Rights holders on a best efforts basis only and the Company and the Rights Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any Ineligible Holder. Neither the Company nor the Rights Agent will be subject to any liability for the failure to sell any Rights of Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Rights Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be forwarded.

Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial Shareholders who are resident in Non-Participating Jurisdictions. Intermediaries receiving Rights that would otherwise be deliverable to Ineligible Shareholders may attempt to sell those rights for the accounts of such Ineligible Shareholders and should deliver the proceeds of sale to such persons.

What are the Qualified Jurisdictions in the United States?

The Company has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act (the “Registration Statement”) so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin) may restrict exercise of the Rights. In certain states, including California, Rights may only be exercised by shareholders to which solicitations may be addressed without registration under the relevant state securities laws (“Eligible U.S. Institutions”). Shareholders resident in, or that hold their securities for the account or benefit of any person in, any such jurisdiction that wish to determine if they are Eligible U.S. Institutions should contact the Company, Attention Eugene Woychyshyn, telephone +1 (403) 206-0805. Holders in, or that hold their securities for the account or benefit of any person in, any such jurisdiction that are not Eligible U.S. Institutions will not be permitted to exercise their Rights (“Ineligible U.S. Holders”) but may transfer the Rights outside of the United Sates in accordance with Regulation S under the U.S. Securities Act.

What is the Additional Subscription Privilege and how can you exercise this privilege?

A holder of a Rights Instruction who is not an Ineligible Shareholder and who has exercised all the Rights evidenced by such Rights Instruction may subscribe for Additional Shares, if available, at the Subscription Price. Additional Shares will be allocated from those Rights Shares, if any, available as a result of Rights that are unexercised by the Expiry Time on the Expiry Date. A holder who exercises the Additional Subscription Privilege will receive the lesser of (i) the number of Rights Shares that holder subscribes for under the Additional Subscription Privilege; and (ii) the number of Rights Shares that is equal to the aggregate number of Rights Shares available through unexercised Rights multiplied by the quotient of the number of Rights previously exercised by such holder under the Offering divided by the aggregate number of Rights previously exercised under the Offering by holders of Rights that have subscribed for Rights Shares under the Additional Subscription Privilege.

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A Rights holder may subscribe for Additional Shares by (i) completing Box 2 of the Rights Instruction; and (ii) delivering the Rights Instruction, together with payment for those Additional Shares, to the Rights Agent at or before the Expiry Time.

If payment for all Additional Shares subscribed for pursuant to the Additional Subscription Privilege does not accompany the subscription, the over-subscription will be invalid.

If the Offering is fully subscribed, then the funds included for any over-subscriptions will be returned by the Company to the relevant Shareholders. If the Offering is not fully subscribed, certificates representing Rights Shares due to Shareholders as a result of over-subscriptions will be delivered by the Company together with the certificates representing Rights Shares due to those Shareholders pursuant to their subscriptions in accordance with the Basic Subscription Privilege. In addition, the Company will return to any over-subscribing Shareholder within 30 calendar days of the Expiry Date any excess funds paid in respect of an over-subscription for Rights Shares where the number of additional Rights Shares available to that Shareholder is less than the number of Additional Shares subscribed for. No interest will be payable by the Company in respect of any excess funds returned to Shareholders.

How does a Rights holder sell or transfer Rights?

The Rights will be listed for trading on the TSX. Holders of Rights Instructions or beneficial holders of Rights wishing to sell or transact their rights, would need to organize for the sale of the Rights on this exchange and through their Participant, and should seek independent legal counsel to advise as to any such transaction. Any commission or other fee payable in connection with the exercise or any trade of Rights (other than the fee for services to be performed by the Rights Agent as described herein) is the responsibility of the holder of such Rights. Depending on the number of Rights a holder may wish to sell, the commission payable in connection with a sale of Rights could exceed the proceeds received from such sale.

When can you trade Common Shares issuable upon the exercise of your Rights?

All Rights Shares issuable on exercise of the Rights will be listed and posted for trading on the TSX under the symbol “SFD” as soon as practicable after closing the Offering.

Are there restrictions on the resale of Rights and Common Shares?

The Rights being issued hereunder and the Rights Shares issuable upon exercise of the Rights (collectively, the “Securities”) are being distributed by the Company in the Qualified Jurisdictions pursuant to exemptions from the registration and prospectus requirements under securities legislation in the Qualified Jurisdictions. Resale of the Securities may be subject to restrictions pursuant to applicable Canadian securities legislation then in force. Set out below is a general summary of the restrictions governing first trades in the Common Shares in the Qualified Jurisdictions. Additional restrictions may apply to “insiders” of the Company and holders of the Common Shares who are “control persons” or the equivalent or who are deemed to be part of what is commonly referred to as a “control block” in respect of the Company for purposes of securities legislation. Each holder of Rights is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the Common Shares.

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Generally, the first trade of any of the Securities will be exempt from the prospectus requirements of securities legislation in the Qualified Jurisdictions if: (i) the Company is and has been a “reporting issuer” in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a “control distribution” as defined in applicable Canadian securities legislation; (iii) no unusual effort is made to prepare the market or to create a demand for the Securities; (iv) no extraordinary commission or other consideration is paid in respect of such trade; and (v) if the seller is an insider or officer of the Company, the seller has no reasonable grounds to believe that the Company is in default of applicable Canadian securities legislation.

If such conditions have not been met, then the Common Shares may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances. As at the date hereof the Company has been a reporting issuer for more than four months in each of the provinces of Canada, other than Québec.

The Rights may not be transferred to any person within the United States. The Company has filed with the SEC in the United States a Registration Statement under the U.S. Securities Act so that the Rights Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S under the US Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act, which is included as part of the Rights Instruction. Any person within the United States that acquires the Rights through the facilities of the TSX or otherwise, other than pursuant to the initial distribution of Rights by the Company, may be unable to exercise such Rights in accordance with the U.S. Securities Act or applicable securities laws of any state of the United States. The Company reserves the right to reject any such exercise of the Rights by a person within the United States that subsequently acquires the Rights and the acquisition of the Rights by such person within the United States does not constitute an offer of the underlying Common Shares to such person.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their Securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

Will NXT issue fractional underlying Rights Shares upon exercise of the Rights?

The Company will not issue fractional Rights Shares upon the exercise of Rights. Where the issuance of Rights would otherwise entitle the holder of Rights to fractional Rights Shares, the holder’s entitlement will be reduced to the next lowest whole number of Rights Shares, with no additional compensation.

What are the risk factors?

An investment in the Rights or Common Shares issuable upon exercise of the Right is subject to certain risks, including those described below, as well as in our continuous disclosure documents. You can access our continuous disclosure documents filed with Canadian securities regulators under our issuer profile at www.sedar.com.

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Dilution

If you do not exercise all of your Rights pursuant to the Basic Subscription Privilege, your current percentage ownership in NXT will be diluted by the issuance of Common Shares upon the exercise of Rights by other holders of Rights.

Business and Operational Uncertainty

There is uncertainty regarding the state of our business, operations and financial condition even if the Offering is fully subscribed. We may not have sufficient working capital or access to external sources of capital to continue to operate our business thereafter and our Common Shares may not have any value.

No Minimum Offering

The Offering is not conditional upon receiving a minimum amount of proceeds. If we decide to terminate the Offering, we will not have any obligation with respect to the Rights except to return any exercise payments, without interest.

Trading Market for Rights

Although the Rights will be listed on the TSX, there is no assurance that an active or any trading market in the Rights will develop or that rights can be sold on the TSX at any time.

Exercises of Rights Irrevocable

You may not revoke or change the exercise of your Rights after you send in your subscription form and payment. The Common Share trading price could decline below the Subscription Price for the Common Shares, resulting in a loss of some or all of your subscription payment.

Subscription Price Not Necessarily Indication of Value

You should not consider the Subscription Price to be an indication of NXT’s value, and the Common Shares may trade at prices above or below the Subscription Price.

Responsibilities of Holders of Rights

If you fail to follow the subscription procedures and meet the subscription deadline your subscription may be rejected. None of NXT, CDS, DTC, or any Participant undertakes to contact you concerning, or will attempt to correct, an incomplete or incorrect payment or subscription form. Whether a subscription properly follows subscription procedures is solely within our discretion.

Use of Proceeds

NXT currently intends to allocate the proceeds received from the Offering as described under “How will NXT use the available funds?”; however management will have discretion in the actual application of the proceeds and may elect to allocate proceeds differently than those described if it believes that it would be in the best interests of NXT to do so as circumstances change. The failure of management to apply these funds effectively could have a material adverse effect on NXT.

Where can you find more information about NXT?

Further information regarding the Company, certain risk factors, NXT’s activities and its financial results, including copies of the annual and quarterly management discussion & analysis (“MD&A”) and financial statements filed by the Company with applicable Canadian securities regulatory authorities, may be obtained under the Company’s profile on SEDAR at www.sedar.com.

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Does this Circular contain forward-looking statements?

This Circular contains forward-looking statements that relate to the Company’s current expectations and view of future events. The forward-looking statements are contained principally in the sections titled “What will NXTs’ available funds be upon closing of the Offering?”, “How will NXT use the available funds?” and “How long will the available funds last?”

Certain statements contained in this Circular constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements typically contain words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “will”, “continue” and similar words and phrases suggesting future outcomes or an outlook. Forward-looking statements in this document include, but are not limited to:

•	the development, commercialization, and protection of the SFD® technology for geothermal resource exploration;
•	the extent to which expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;
•	the Company’s pursuit of opportunities to secure new revenue contracts;
•	estimates related to our future financial position and liquidity including certain contractual obligations; and
•	general business strategies and objectives.

Although NXT believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates, and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

•	the ability of management to execute its business plan, including their ability to secure new revenue contracts;
•	health, safety, and the environment (including risks related to the COVID-19 pandemic);
•	our ability to develop and commercialize the geothermal technology;
•	our ability to service existing debt;
•	our ability to protect and maintain our intellectual property and rights to our SFD® technology;
•	our reliance on a limited number of key personnel;
•	our reliance on a limited number of aircraft;
•	our reliance on a limited number of clients;
•	counterparty credit risk;
•	foreign currency and interest rate fluctuations;
•	the likelihood that the Company’s internal controls over financial reporting will prevent or detect material misstatements in our unaudited condensed consolidated interim financial statements;
•	changes in, or in the interpretation of, laws, regulations, or policies; and
•	general business, economic, and market conditions (including global commodity prices).

Financial outlooks are provided for the purpose of understanding the Company’s accounting practices and liquidity position, and the information may not be appropriate for other purposes.

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The forward-looking statements are based on a number of key expectations and assumptions made by the Company’s management relating to the Company which may be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	the estimated costs of the Offering;
•	the estimated amount of funds raised under the Offering;
•	the operating expenses of the Company following the Expiry Date;
•	we have the ability to develop and market our SFD® technology and services to current and new customers;
•	we have the ability to source personnel and equipment in a timely manner and at an acceptable cost;
•	we have the ability to obtain all permits and approvals required;
•	we have the ability to obtain financing on acceptable terms;
•	we have the ability to obtain insurance to mitigate the risk of default on client billings;
•	foreign currency exchange and interest rates are preferable for NXT; and
•	general business, economic, and market conditions being positive and preferable for NXT (including global commodity prices).

These assumptions are subject to risks and uncertainties. The success of the Company is dependent upon the success of the financial plan as a whole. A failure to achieve any portion of the financial plan will materially affect other aspects of the financial plan, and as a result the success of the Company.

Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. Given these risks, uncertainties and assumptions, Shareholders should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, which include: (i) the actual costs incurred in the Offering; (ii) the actual amount of funds raised under the Offering; and (iii) the actual operating expenses of the Company for the 12-month period following the Expiry Date. These risks, uncertainties, assumptions and other factors could cause the Company’s actual results, performance, achievements and experience to differ materially from the Company’s expectations, future results, performances or achievements expressed or implied by the forward-looking statements. In light of the significant risks and uncertainties in the forward-looking statements, Shareholders should not place undue reliance on or regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives, strategies and plans in any specified time frame, if at all.

For more information relating to risks, see the section titled “Discussion of Operations – Risk and Uncertainties” in the Company’s quarterly MD&As and the section titled “Risk Factors” in NXT’s most recently filed Annual Information Form. Except as required by applicable Canadian securities legislation, NXT undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The forward-looking statements made in this Circular relate only to events or information as of the date on which the statements are made in this Circular. Except as required by law, the Company undertakes no obligation to update or revise publicly or otherwise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. A Shareholder should read this Circular with the understanding that the Company’s actual future results may be materially different from what it expects. Future-oriented financial information in this Circular relates to the Company’s view of future events and is not appropriate to use for other purposes.

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There is no material fact or material change about NXT that has not been generally disclosed.

Documents Filed As Part of the Registration Statement

The following documents have been filed with the SEC as part of the Registration Statement of which this Circular forms a part: (i) the Annual Report on Form 20-F for the year ended December 31, 2021 (including the audited financial statements for the years ended December 31, 2021, 2020 and 2019); (ii) the unaudited interim financial statements for the periods ended March 31, 2022 and June 30, 2022 and the corresponding management’s discussion and analysis; (iii) the management information circular dated April 29, 2022 (iv) the consent of KPMG LLP; and (v) the powers of attorney. Shareholders in the United States are encouraged to read the Registration Statement, including exhibits, carefully and in their entirety prior to making any investment decision.

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PART II—INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibit	Description

99.1	Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on May 2, 2022

99.2	Unaudited consolidated financial statements for the period ended June 30, 2022 (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K, filed with the SEC on August 16, 2022)

99.3	Management’s Discussion and Analysis for the period ended June 30, 2022 (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K, filed with the SEC on August 16, 2022)

99.4	Unaudited consolidated financial statements for the period ended March 31, 2022 (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K, filed with the SEC on May 17, 2022)

99.5	Management’s Discussion and Analysis for the period ended March 31, 2022 (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K, filed with the SEC on May 17, 2022)

99.6	Management Information Circular dated April 29, 2022 (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K, filed with the SEC on May 4, 2022)

99.7	Consent of KPMG LLP

99.8	Power of Attorney (contained on the signature page)

99.9	Press Release dated October 31, 2022

PART III—CONSENT TO SERVICE OF PROCESS

Not applicable.

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SIGNATURES

Pursuant to the requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Alberta, Country of Canada, on October 31, 2022.

NXT ENERGY SOLUTIONS INC.

By:	/s/ George Liszicasz
George Liszicasz President and Chief Executive Officer

POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of George Liszicasz and Eugene Woychyshyn attorney-in-fact with full power of substitution to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the SEC.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ George Liszicasz	President, Chief Executive Officer, and Chairman	October 31, 2022
George Liszicasz	(principal executive officer)

/s/ Frank Ingriselli	Director	October 31, 2022
Frank Ingriselli

/s/ Charles Selby	Director	October 31, 2022
Charles Selby

/s/ Gerry Sheehan	Director	October 31, 2022
Gerry Sheehan

/s/ John Tilson	Director	October 31, 2022
John Tilson

/s/ Thomas E. Valentine	Director	October 31, 2022
Thomas E. Valentine

/s/ Bruce G. Wilcox	Director	October 31, 2022
Bruce G. Wilcox

/s/ Eugene Woychyshyn	Vice President, Finance and Chief Financial Officer	October 31, 2022
Eugene Woychyshyn	(principal financial and accounting officer)

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of NXT Energy Solutions Inc. in the United States in the state of New York in the city of New York on October 31, 2022.

/s/ Bruce G. Wilcox

Name:	Bruce G. Wilcox
Title:	Director

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